UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file numbers
001-03344

PLAYTEX APPAREL RETIREMENT SAVINGS PLAN FOR HOURLY PUERTO RICAN EMPLOYEES

(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

As discussed in Note A, the Plan was merged with the Sara Lee Corporation Personal Products Hourly Retirement Plan of Puerto Rico effective December 31, 2005.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 16, 2006

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2005 and 2004

	2005	2004
Assets		
Investments (notes B and C)		
Plan interest in Sara Lee Corporation Master		
Investment Trust for Defined Contribution Plans	$ -	$ 1,123,506
Net assets available for benefits	$ -	$ 1,123,506

The accompanying notes are an integral part of these statements.

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Year ended December 31, 2005

Additions	
Contributions	
Company	$ 29,798
Participants	27,932
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income	935
Total additions	58,665
Deductions	
Benefits paid to participants	791,563
Total deductions	791,563
Transfer out (Note A)	(390,608)
Net decrease	(1,123,506)
Net assets available for benefits	
Beginning of year	1,123,506
End of year	$ -

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Playtex Apparel, Inc. ("the Company") is a division of Sara Lee Corporation ("the Corporation"). The Plan is sponsored by the Corporation.

General

The Plan is a defined contribution plan that generally covers eligible hourly, nonunion employees of a participating division or subsidiary of the Corporation located in Puerto Rico who have completed 12 months of credited service as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective December 31, 2005, the Plan was merged into the Sara Lee Corporation Personal Products Hourly Retirement Plan of Puerto Rico, another plan sponsored by the Corporation.

Contributions

Eligible employees can contribute between 1% and 10% of their pretax compensation, as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("the IRC") and the Puerto Rico Internal Revenue Code of 1994.

The Company will contribute an amount equal to 20% of the portion of a participant's pretax contributions that does not exceed 5% of the participant's eligible compensation, subject to certain limitations defined in the Plan agreement.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect Company contributions, the participant's contributions and any rollover contributions, as well as the participant's related share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

Participants are fully vested at all times.

Investment Options

Participants may direct their total account balance amongst the various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 10% increments. Participants may change their investment elections quarterly.

NOTE A - DESCRIPTION OF PLAN - Continued

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Sara Lee Corporation Common Stock Fund of the SLC Investment Trust).

Hardship Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value if appropriate), income is recorded as earned, and benefit payments, administrative expenses, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, contributions receivable (including Company and participant) of approximately $0 and $28,000, respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2005 and 2004. In addition, a receivable for a qualified non-elective contribution of approximately $23,521 would have been recorded as of December 31, 2004. This contribution was allocated to certain participants as required to satisfy the relevant nondiscrimination provisions of the Plan.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Common/collective trusts are valued at the fair value of participant units owned by the SLC Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Corporation with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2005 and 2004, was approximately 4.8%. The average yield for the investment contracts for the year ended December 31, 2005, was approximately 4.8%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Corporation. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The assets of the SLC Investment Trust are held by The Northern Trust Company.

At December 31, 2005 and 2004, the Plan's interest in the net assets of the SLC Investment Trust was approximately 0% and .09%, respectively. Investment income and administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

NOTE C - INTEREST IN SLC INVESTMENT TRUST – Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. The Plan is not a party to the notes payable in the SLC Investment Trust, and, therefore, it has no obligation to repay these notes. This debt is to be repaid through employer contributions to another plan sponsored by the Corporation. The note agreement requires the outstanding debt to be collateralized by the unallocated shares of Sara Lee Corporation common stock held by the SLC Investment Trust (9,265,144 shares at December 31, 2005 and 10,200,883 shares at December 31, 2004). As the debt is repaid, unallocated shares of Company common stock become allocated to certain participants of another plan sponsored by the Corporation.

A summary of the net assets of the SLC Investment Trust as of December 31, 2005 and 2004, is as follows:

	2005		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 280,891,012	$ 175,111,216	$ 456,002,228
Investment in common/ collective trusts	34,250,541	-	34,250,541
Investment in registered investment companies	464,336,886	-	464,336,886
Participant loans	30,544,811	-	30,544,811
Other	1,909,140	-	1,909,140
Investments, at contract value			
Investment Contracts	293,260,529	-	293,260,529
Total investments	1,105,192,919	175,111,216	1,280,304,135
Receivables	5,301,971	1,911,391	7,213,362
Liabilities	(9,663)	(1,908,448)	(1,918,111)
Notes payable	-	(149,207,062)	(149,207,062)
Net assets of SLC Investment Trust	$1,110,485,227	$ 25,907,097	$1,136,392,324

NOTE C - INTEREST IN SLC INVESTMENT TRUST – Continued

	2004		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 415,929,827	$ 246,249,309	$ 662,179,136
Investment in common/ collective trusts	76,156,159	-	76,156,159
Investment in registered investment companies	412,839,610	-	412,839,610
Participant loans	28,763,440	-	28,763,440
Other	2,101,065	-	2,101,065
Investments, at contract value			
Investment Contracts	234,710,797	-	234,710,797
Total investments	1,170,500,898	246,249,309	1,416,750,207
Receivables	3,412,083	2,106,411	5,518,494
Liabilities	(310,848)	-	(310,848)
Notes payable	-	(163,948,008)	(163,948,008)
Net assets of SLC Investment Trust	$1,173,602,133	$ 84,407,712	$1,258,009,845

Certain investments as of December 31, 2004 were reclassified to reflect their proper investment classification.

NOTE C - INTEREST IN SLC INVESTMENT TRUST – Continued

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2005, is as follows:

	2005		
	Allocated	Unallocated	Total
Interest and dividend income	$ 23,711,020	$ 7,765,008	$ 31,476,028
Net appreciation in fair value of investments			
Corporate stocks – common	(90,034,777)	(52,361,007)	(142,395,784)
Investment in common/collective trusts	1,932,201	-	1,932,201
Investment in registered investment companies	16,987,023	-	16,987,023
Other	12,198,483	(1,908,448)	10,290,035
Net investment gain	$(35,206,050)	$(46,504,447)	$ (81,710,497)

At December 31, 2005 and 2004, the SLC Investment Trust held 23,796,701 and 27,043,923 shares of Sara Lee Corporation common stock, respectively. These shares had a fair value of $449,757,649 and $652,840,301 as of December 31, 2005 and 2004, respectively. During 2005, the SLC Investment Trust earned $20,436,619 of dividends on Sara Lee Corporation common stock.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. As discussed in Note A, the Plan was merged with another plan sponsored by the Corporation effective December 31, 2005.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Corporation by a letter dated December 16, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets that are in the SLC Investment Trust are invested in investments managed by The Northern Trust Company ("the Trustee" of the Plan); therefore, these transactions qualify as party-in-interest. A portion of the Plan's assets (approximately 0% and 16% as of December 31, 2005 and 2004, respectively) is invested in Sara Lee Corporation common stock, through participant direction of account balances.

NOTE G - NONEXEMPT TRANSACTIONS

Certain 2005 employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before June 30, 2006, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to the Form 5500.

	2005	2004
Net assets available for benefits per the financial statements	$0	$1,123,506
Amounts due to participants	0	(106,666)
Net assets available for benefits per the Form 5500	$0	$1,016,840

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2005, to the Form 5500:

Benefits paid per the financial statements	$ 791,563
Amounts allocated to withdrawing participants at	
December 31, 2005	0
December 31, 2004	(106,666)
Benefits paid per the Form 5500	$ 684,897

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2005

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 424

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$	11,006
Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51		-
Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions		11,006 [1]
Delinquent Deposits of Prior Year Participant Contributions Not Fully Corrected		-
Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$	11,006

[1] Of this amount, $11,006 has been fully corrected outside the VFC Program.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2006

Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ______________________

Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC

Exhibit 23.1

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-41487 and No. 333-68958 on Form S-8 of the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees' of our report dated June 16, 2006, appearing in this Annual Report on Form 11-K of the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees' for the year ended December 31, 2005.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2006